SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number 000-55180

NOTIFICATION OF LATE FILING

☒ Form 10-K                                                      ☐ Form 11-K                                                      ☐ Form 20-F                                                      ☐  Form 10-Q
☐ Form N-SAR                                              ☐ Form N-CSR

For Period Ended: December 31, 2015

☐ Transition Report on Form 10-K                                                                                                                ☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F                                                                                                                ☐ Transition Report on Form N-SAR

For the Transition Period Ended: _______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _______________________________________

PART I
REGISTRANT INFORMATION

Full name of registrant	Jishanye, Inc.

Address of principal executive office	7F, No. 247, Misheng 1st Road, Xinxing District
City, state and zip code	Kaosiung City 800
Taiwan, Republic of China

PART II
RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒
(a)The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form 10-Q, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c)The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

The compilation, dissemination and review of the information required to be presented in the Form 10-K for the year ended December 31, 2015 has imposed time constraints that have rendered timely filing of the Form 10-K impracticable without undue hardship and expense to the registrant.  In June 2014, the registrant changed its business plan to provide funeral management services to customers in Taiwan, and the former business – the sale of enzyme products – is treated as a discontinued operations.  In addition, on October 19, 2015, the registrant changed its independent registered certified public accounting firm.  The registrant undertakes the responsibility to file such report no later than fifteen days after its original prescribed due date.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Mei-Chun Lin, Chief Financial Officer	+866	7222 3733
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

                                                         ☒ Yes     ☐  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                        ☒  Yes      ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant's report on Form 10-K for the year ended December 31, 2015 cannot be filed within the prescribed time period because the registrant requires additional time for compilation and review of its financial statements.    In June 2014, the registrant changed its business plan to provide funeral management services to customers in Taiwan.  The former business – the sale of enzyme products – is treated as a discontinued operations.  In addition, on October 19, 2015, the registrant changed its independent registered certified public accounting firm.
For the year ended December 31, 2015, the registrant expects to report revenue of approximately $204,000, as compared with revenue of $16,500 for the year ended December 31, 2014.  The registrant expects to report a net loss of approximately $249,000, or $0.01 per share (basic and diluted), for 2015.  For 2014, the registrant reported a loss from continuing operations of approximately $122,000, or $0.01 per share (basic and diluted), a loss from discontinued operations of approximately $24,000, or $0.00 per share (basic and diluted), and a net loss of approximately $146,000, or $0.01 per share (basic and diluted).  The registrant did not report discontinued operations 2015.

Jishanye, Inc.
 Name of Registrant as Specified in Charter.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 30, 2016                                                                                    By: /s/ Mei-Chun Lin
Name: Mei-Chun Lin
Title:   Chief Financial Officer